UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on August 19, 2026, entitled “Equinor ASA: Buy-back of shares to share programmes for employees”

Equinor ASA: Buy-back of shares to share programmes for employees

Please see below information about transactions made under the buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR) for shares to be used in the share-based incentive programmes for employees and management.

Date on which the buy-back programme was announced: 4 February 2026.

The duration of the buy-back programme: 13 February 2026 to 15 January 2027.

Size of the buy-back programme: The total purchase amount under the programme is NOK 1,971,000,000 and the maximum shares to be acquired is 19,600,000 shares, of which up to 7,920,000 shares can be acquired in the period from 13 February 2026 to 15 May 2026, and up to 11,680,000 shares can be acquired in the period from 15 May 2026 to 15 January 2027.

On 14 August 2026, Equinor ASA has purchased a total of 415,000 own shares at the Oslo Stock Exchange at an average price of NOK 382.7682 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
14 August 2026	415,000	382.7682	158,848,803
Previously disclosed buy-backs under the programme (accumulated)	2,984,081	330.0844	984,998,523
Total buy-backs under the programme	3,399,081	336.5166	1,413,847,326

Following the completion of the above transactions, Equinor ASA owns a total of 16,809,915 own shares, corresponding to 0.70% of Equinor ASA’s share capital, including shares purchased under the previous buy-back programme for the share-based incentive programmes for employees, and shares purchased under Equinor’s disclosed buy-back programmes which will be used to reduce the issued share capital of the company.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: August 19, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer